SECURITIES ON

08026575

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimates average burden
Hours per response . . . 12.00

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 40956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

A. J. PACE & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE
(No. And Street)

NEW YORK,	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY PACE (212) 277-7223
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTHONY PACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. J. PACE & CO., INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO /PRESIDENT

Title

Barbara A. Lederman

Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified in Westchester County
Commission Expires April 2, 19 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
A.J. Pace & Co., Inc.:

We have audited the accompanying statement of financial condition of A.J. Pace & Co., Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.J. Pace & Co., Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 6, 2008

A.J. PACE & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 21,531
Due from broker	293,295
Management fees receivable	14,500
Prepaid expenses	60,455
Security deposits	39,481
Fixed assets (net of accumulated depreciation of 536,001)	113,215
TOTAL ASSETS	$ 542,477

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 85,733
TOTAL LIABILITIES	85,733
Stockholder's Equity:	
Common stock, 200 shares authorized, no par value 100 shares issued and outstanding	50,000
Additional paid-in capital	3,306,823
Accumulated deficit	(2,900,079)
TOTAL STOCKHOLDER'S EQUITY	456,744
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 542,477

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

A.J. Pace & Co., Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities consist primarily of agency commission transactions. The company maintains offices in New York and Florida.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income

The Company records commission income and related expenses on a trade-date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Management Fee Income

The Company records quarterly management fee income from a related party at a percentage of capital under management subject to such management fees. The Company records fee income as earned.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the declining balance method over an estimated useful life of five to seven years for equipment and straight line over the life of the leases for leasehold improvements.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" corporation for New York City income tax purposes.

The Company complies with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for city income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. As of December 31, 2007, the Company had a deferred tax asset of $180,000 resulting from New York City net operating loss carryfowards and book/tax differences on fixed assets. The Company has established a valuation allowance offsetting the $180,000 as the ultimate realization of these benefits is uncertain. The valuation allowance increased by $131,000 for the year ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2007 are as follows:

Office equipment	$ 178,177
Furniture and fixtures	132,430
Leasehold improvements	338,609
	649,216
Less accumulated depreciation	536,001
	$ 113,215

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital as defined, of $ 225,093, which was $ 175,093 in excess of its required net capital of $50,000.

NOTE 5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6. OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE 6. OFF-BALANCE-SHEET RISK (continued)

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2007, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transactions conducted with any other broker.

NOTE 7. OTHER CONCENTRATIONS

A substantial portion of the Company's assets are held by its clearing broker. Management does not expect any loss with respect to its relationship with its clearing broker.

NOTE 8. PROFIT SHARING PLAN

The Company has a profit sharing plan which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. Profit sharing plan contributions for the year ended December 31, 2007 were approximately $9,000.

NOTE 9. MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

Included in commissions for the year ended December 31, 2007 is approximately $555,000 earned from two related party customers, of which approximately $524,000 is from a related party in which the Company's stockholder is the General Partner. In addition, included in revenues for 2007 is approximately $60,000 of management fees earned from a related party, of which $14,500 is due at December 31, 2007.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under three office leases which expire on various dates through July 2012. The leases provide for the Company to pay for property tax and operating expense increases over base period amounts. The Company has pledged a bank account as collateral for a $33,000 letter of credit that it has provided to a landlord, which is included in security deposits on the statement of financial condition.

Future aggregate minimum annual rent payments under these leases are approximately as follows:

Year Ending December 31,

2008	162,000
2009	142,000
2010	142,000
2011	142,000
2012	71,000
	$ 659,000

Occupancy expense, net of rental income of approximately $115,000, for the year ended December 31, 2007 was approximately $204,000.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

During the ordinary course of business, the company is a party to various legal matters, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the company.

NOTE 11. SPECIAL PAYMENT FROM FINRA

Included in other income in the statement of operations is a non-recurring payment of $35,000 received from FINRA in connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers.

END